FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 6, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Shareholders approve all resolutions on the agenda of Tenaris’s Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Shareholders approve all resolutions on the agenda of Tenaris’s Annual General Meeting

Luxembourg, May 6, 2019 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced that its annual general meeting of shareholders approved today all resolutions on the agenda.

Among other resolutions adopted at the annual general meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2018 and the annual accounts as at December 31, 2018, and acknowledged the related management and external auditors’ reports and certifications.

The annual general meeting also approved the payment of a dividend for the year ended December 31, 2018, of US$0.41 per share (or US$0.82 per ADS), or approximately US$484 million, which includes the interim dividend of US$0.13 per share (or US$0.26 per ADS) paid in November 2018. Tenaris will pay the balance of the annual dividend in the amount of US$0.28 per share (US$0.56 per ADS) on May 22, 2019, with an ex-dividend date of May 20, 2019.

The annual general meeting approved the re-election of the eleven current members of the board of directors, Roberto Bonatti, Carlos Condorelli, Germán Curá, Roberto Monti, Gianfelice Mario Rocca, Paolo Rocca, Jaime Serra Puche, Yves Speeckaert, Mónica Tiuba, Amadeo Vázquez y Vázquez and Guillermo Vogel, each to hold office until the meeting that will be convened to decide on the 2019 annual accounts.

The board of directors subsequently confirmed and re-appointed Roberto Monti, Jaime Serra Puche, Mónica Tiuba and Amadeo Vázquez y Vázquez as members of Tenaris’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All four members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and audit committee members Monti, Serra Puche and Vázquez y Vázquez also qualify as independent directors under the Company’s articles of association.

The annual meeting appointed PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as Tenaris’s external auditors for the fiscal year ending December 31, 2019.

Copies of the minutes of the annual general meeting can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.